SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Virtu Financial, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

928254101

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101	Page 2 of 8

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,580,659
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,580,659
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,659
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Based on 99,801,488 Class A Shares (as defined herein) outstanding as of November 3, 2022, as reported by the Issuer (as defined herein) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2022.

CUSIP No. 928254101	Page 3 of 8

1	NAMES OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,580,659
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,580,659
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,659
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 99,801,488 Class A Shares outstanding as of November 3, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on November 3, 2022.

CUSIP No. 928254101	Page 4 of 8

1	NAMES OF REPORTING PERSONS Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,580,659
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,580,659
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,659
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 99,801,488 Class A Shares outstanding as of November 3, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on November 3, 2022.

CUSIP No. 928254101	Page 5 of 8

Item 1(a).	Name of Issuer:

Virtu Financial, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1633 Broadway

New York, NY 10019

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Fullerton Fund Investments Pte Ltd (“Fullerton”); and
(iii)	Havelock Fund Investments Pte Ltd (“Havelock” and, together with Temasek and Fullerton, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Shares”)

Item 2(e).	CUSIP Number:

928254101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2022:

(i)	Temasek: 3,580,659
(ii)	Fullerton: 3,580,659
(iii)	Havelock: 3,580,659

Havelock is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek. Accordingly, Temasek and Fullerton may be deemed to beneficially own the Class A Shares owned by Havelock.

(b)	Percent of class:

As of December 31, 2022:

Temasek: 3.6%

Fullerton: 3.6%

Havelock: 3.6%

Percentages are based on 99,801,488 Class A Shares outstanding as of November 3, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 3, 2022.

CUSIP No. 928254101	Page 6 of 8

(c)	Number of shares as to which the person has:

With respect to the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of December 31, 2022:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,580,659

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,580,659

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 928254101	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: February 10, 2023	FULLERTON FUND INVESTMENTS PTE LTD

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: February 10, 2023	HAVELOCK FUND INVESTMENTS PTE LTD

	By:	/s/ Han Sack Teng
		Name	:	Han Sack Teng
		Title	:	Director

CUSIP No. 928254101	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 15, 2020, by and among Temasek, Fullerton, Havelock and the other parties named therein (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on May 15, 2020).